Filed pursuant to Rule 497 (a)
File No. 333-257157
Rule 482 ad

Positive second quarter results continue to build on momentum from earlier in the year

After a strong start to the year, continued momentum in property fundamentals led to another quarter of positive returns across the majority of the portfolio.

Jul 1, 2024


Flagship Fund
4.72%
2024 YTD return through Jun 30
Q2 2024
$0.24
$11.40
$11.30
$11.20
$11.10
$11.00
$10.90
Jan 1
Feb 1
Mar 1
Apr 1
May 1
Jun 1
Jul 1

In our Q1 letter to investors, we highlighted our view that with interest rates stabilizing we expected continued improvement in property fundamentals to result in further positive gains over the next several quarters.

As anticipated, this held true through the second quarter where once again we saw the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs.

2024 Returns of the Flagship Fund and Income Fund[1]

	Q1	Q2	YTD
Flagship Real Estate Fund	2.45%	2.21%	4.72%
Income Real Estate Fund	1.85%	2.10%	4.03%

Although inflation continued to edge downward, we saw (on average) both occupancy and rent rebound through the spring, as we successfully captured what is historically the strong leasing season in most markets.

While there can never be a guarantee of future performance, we believe real estate assets have largely returned to their more normalized historical growth rates of roughly 2% per quarter — for both residential and industrial assets as well as fixed-income strategies.

Strong opportunities remain for higher returns

Meanwhile, we continued to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are temporarily depressed prices.

Two of the more recent examples of this include:


Renderings are for illustrative purposes only

1. A preferred equity investment in the development of a new 120-unit class-A townhome community in Knoxville, TN currently earning a 15.5% gross yield.


100

2. The acquisition of a 120k SF brand new class-A industrial logistics facility located just outside Tampa, FL at a pro-forma stabilized yield roughly 25-40% better than where similar properties are trading today.

The Highlands and Highpoint Commerce Center are just a few examples of projects purchased during this time period. For a full list of projects powering Fundrise portfolios, see www.fundrise.com/assets.

In other words, being active in the market today when there are few other competitors is allowing us to capture what we feel are uniquely attractive and temporarily outsized returns which have the potential to result in better performance for investors over the next several years.

Capturing the AI tidal wave

At the same time that we've been active in the real estate and private credit markets, we have also been expanding access to our Innovation Fund for more and more investors — and doing so just as demand for new AI technologies is exploding.

Of course, there is no better evidence of this tidal wave of growth than the recent performance of Nvidia, the microchips manufacturer for AI, whose stock is alone responsible for nearly 40% of the returns of the entire S&P 500 so far this year.

While there will of course be long and ongoing debates about the true merits of AI (or what AI even means exactly), what's clear for investors is that this rapidly expanding technology has the potential to drive generational type returns (like the internet, mobile, and cloud computing breakthroughs before it). However, just as in each previous tech wave, a disproportionate share of those returns stand to be captured by a select few number of venture funds and their managers.

Enter the Fundrise Innovation Fund. Over the past year, we've built out an AI and data focused portfolio in the Fund that we think rivals that of any major VC investor today. And we've done it with the explicit intention of making it available to all, so that any investor who wishes can take part in this potentially $15 trillion dollar wave, without restriction, up-front sales loads, high management fees, or carried interest.

The Fund already manages more than $125 million in assets on behalf of tens of thousands of investors and continues to grow rapidly. We see this as validation of our belief that individual investors — like their institutional counterparts — want the opportunity to own a piece of the best companies, whether they're public or private.

The advantages of multi-asset class investing

One of the benefits of being active across multiple sectors of the market, in different asset classes, and different investment structures is that it gives us a broader perspective on the fundamental ebbs and flows in both momentum and valuations that is inherent in investing.

- **The Up (2021-2022)**: The aftershocks from stimulus drove what was arguably the single best run-up in real estate performance in multiple decades.
- **The Down (2023)**: That was followed by a higher rate environment that led to real estate values falling substantially but created a goldilocks period for fixed income and private credit investing.
- **Back Up (2024-?)**: Tech and venture capital saw a collapse in 2022, followed by the emergence of the AI tidal wave which may end up being the biggest investment opportunity in our lifetimes.

As a long-term, value based investor, our aim is to help our investors capture a disproportionately larger share of the upside while also, hopefully, experiencing a disproportionately smaller share of the downside. (It's important to remember that all investing comes with some periods of ups *and* downs).

Lastly, as always, we'd like to take the opportunity to both thank all our investors for their ongoing support and also remind them of the fundamental principle at the center of our investment ethos which is to be the turtle; patient, deliberate, consistent, and unwavering — for by doing so we can ultimately deliver the best results.

Onward.

Appendix

Exhibit A: 2024 YTD returns of client accounts by individual Fundrise sponsored fund[2]

Fund name / Objective	Average principal[3]	Launch date	Net return
Registered Funds			
Flagship Real Estate Fund	$1,146,476,702	Jan 2021	4.69%
Income Real Estate Fund	$574,703,072	Apr 2022	3.90%
Innovation Fund	$127,994,918	Jul 2022	0.92%
Growth			
Growth eREIT	$208,020,690	Feb 2016	2.62%
Growth eREIT II	$129,781,547	Sep 2018	0.35%
Development eREIT	$106,993,269	Jun 2019	0.59%
Fundrise eFund	$79,423,448	Jun 2017	0.20%
Growth eREIT III	$48,050,466	Feb 2019	4.40%
Growth eREIT VII	$72,541,878	Jan 2021	5.71%
Balanced			
East Coast eREIT	$113,416,918	Oct 2016	-2.27%
Heartland eREIT	$73,629,945	Oct 2016	2.31%
West Coast eREIT	$72,694,797	Oct 2016	2.51%
Balanced eREIT II	$38,721,220	Jan 2021	5.87%

Exhibit B: 2024 YTD net returns of all client accounts of Fundrise Advisors by investment plan objective[4]

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	2.07%	0.91%	0.41%	1.17%	0.92%
Appreciation	1.50%	2.76%	2.79%	2.28%	2.54%
Net Total Return	**3.58%**	**3.67%**	**3.20%**	**3.45%**	**3.47%**

Exhibit C: Trailing 1-year and since inception cumulative returns of registered funds through June 30, 2024

	1 year	Since inception
Flagship Real Estate Fund	-5.92%	17.13%
Income Real Estate Fund	8.41%	17.52%

1. These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

2. The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

3. “Average principal” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

4. Consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The “Custom” category includes custom (i.e. client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.

Show Name: 20VC

Today I want to talk to you about a new venture fund making waves by taking a very different approach. It's a public venture fund anyone can invest in, not just institutions and accredited investors.

The Fundrise Innovation Fund is democratizing venture capital, which could have big consequences for the industry.

The fund is already off to a good start with $100 million into some of the largest, most in-demand AI and data infrastructure companies. Companies like OpenAI, Anthropic, and Databricks.

Check out the Innovation Fund's impressive list of investments for yourself by visiting Fundrise.com/20VC.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovation Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

Show Name: We Study Billionaires, Millennial Investing
Network: The Investors Podcast Network

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

With real estate prices falling, Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: We Study Billionaires, Millennial Investing
Network: The Investors Podcast Network

Buy low, sell high: it's easy to say, hard to do.

For example, high-interest rates are crushing the real estate market right now. Demand is dropping and prices are falling, even for many of the best assets.
It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes and with as little as $10 by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund’s prospectus at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: We Study Billionaires, Millennial Investing
Network: The Investors Podcast Network